August 17, 2018

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Edward M. Kelly, Division of Corporation Finance

Re: SG Blocks, Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-226787)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective on August 20, 2018, at 4:00 P.M., Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request, the Company confirms that it is aware of its obligations under the Act.

If you have any questions regarding this request, please contact our outside counsel, David Watson of Thompson Hine LLP, at 216-566-5598 or the undersigned at 817-796-4040. Please also call David Watson as soon as the Company’s Registration Statement on Form S-3 has been declared effective. Thank you for your attention to this matter.

Sincerely, SG BLOCKS, INC. By: /s/ Mahesh Shetty Name: Mahesh Shetty Title: President and Chief Financial Officer

cc: David Watson, Thompson Hine LLP